UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Response to Inquiry Relating to Press Reports

In response to an official inquiry dated February 4, 2016 from the Korea Exchange on press reports regarding potential plans by KB Financial Group Inc. (“KB Financial Group”) to acquire Hyundai Securities Co., Ltd., KB Financial Group disclosed on March 4, 2016 that it has submitted a preliminary letter of intent to participate in the due diligence of Hyundai Securities Co., Ltd. (as previously disclosed on February 12, 2016) and is currently in the process of conducting due diligence.

KB Financial Group expects to make further disclosure in the event of specific developments regarding the above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)

Date: March 4, 2016	By: /s/ Dong Cheol Lee
(Signature)

	Name:	Dong Cheol Lee
	Title:	Senior Managing Director